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Office of Electronics and Machinery Division of Corporation Finance	File No. 025681-0058

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Peggy Fisher, Esq., Assistant Director
Ruairi Regan, Esq.
Gary Todd
Brian Cascio

Re:	Advanced Micro Devices, Inc.
Amendment No. 4 to Preliminary Proxy Statement
File No. 001-07882

Ladies and Gentlemen:

On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s Preliminary Proxy Statement on Schedule 14A, which the Company initially filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 (as amended, the “Proxy Statement”). For your convenience, we have enclosed a courtesy package that includes six (6) unmarked copies of Amendment No. 4 and six (6) copies of Amendment No. 4 that have been marked to show all changes from Amendment No. 3 to the Proxy Statement, which the Company filed with the Commission on January 9, 2009.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received by facsimile on January 9, 2009 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.	We note that you filed a Form 8-K today January 9, 2009. Upon completion of our review of the Form 8-K we may have additional comments.

Response: The Company acknowledges the Staff’s comment.

January 12, 2009

Our Purpose and Reasons for the Transaction, page 8

2.	We note your revised language in the first bullet. Clarify in the bullet what the practical effect of the indebtedness transfer will be in view of the fact that you will be consolidating the financial statements. This does not appear to address the concern we raised in prior comment 3, therefore we reissue the comment.

Response: As discussed with the Staff telephonically on January 9, 2009, the Company has revised the language in the first bullet on page 8 of Amendment No. 4 to read as follows:

“•	We will increase our cash balance by approximately $0.8 billion as a result of the sale of the Shares and Warrants. In addition, although we will consolidate the accounts of The Foundry Company after the Closing, because we will be transferring the subsidiary that owes $1.2 billion of indebtedness to The Foundry Company at Closing, we will no longer be obligated to repay that $1.2 billion of indebtedness after the Closing.”

3.	Please expand the discussion regarding potentially negative factors to disclose whether your board of directors considered negative consequences to your shareholders in the event of sale, liquidation, or dissolution of The Foundry Company.

Response: As discussed with the Staff telephonically on January 9, 2009, the Company has added a new bullet on page 9 of Amendment No. 4 that reads as follows:

“•	if The Foundry Company is sold, liquidated or dissolved, we may not be able to have The Foundry Company, or find another company to, manufacture wafers for us of suitable quality and in sufficient quantities, on acceptable terms or at all;”

Amendment Number 3 to Schedule 14A filed on January 9, 2009

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 50

4.	For clarity, please expand the notes to the pro forma presentation to provide a quantified summary of the assets and liabilities being transferred to The Foundry Company, with appropriate disclosure that the assets and liabilities continue to be consolidated after consummation of the transactions.

Response: The Company has added new disclosure on page 56 of Amendment No. 4 that reads as follows:

“The carrying values of the assets and liabilities to be transferred by AMD to The Foundry Company pursuant to the Master Transaction Agreement, as of September 27, 2008, are summarized in the following table. As indicated in the previous paragraph,

January 12, 2009

these assets and liabilities will continue to be consolidated by the Company after the Closing. The actual carrying values of the assets and liabilities that will be transferred by the Company upon the Closing will be different than those set forth in the table below.

Summary of the Assets and Liabilities to Be Transferred to The Foundry Company

Carrying values as of September 27, 2008
($ in millions)

Current assets	$665
Property, plant and equipment, net	3,292
Other non-current assets	78

Total assets	4,035

Current liabilities	849
Long-term debt and capital lease obligations	751
Payable to AMD, minority interest, and other	825

Net assets transferred by the Company	$1,610

Executive Compensation, page 88

5.	Please provide updated executive compensation disclosure for the latest fiscal year as required by Item 402 of Regulation S-K.

Response: The Company has removed all of the executive compensation disclosure from Amendment No. 4 because this information is not required to be included in the Proxy Statement, as action is no longer being taken with respect to the Company’s proposed option exchange program at this time. Instead, the proposal with respect to the Company’s proposed option exchange program will be included in the proxy statement filed in connection with the Company’s annual meeting of stockholders, which will include updated executive compensation information that is not currently available for inclusion in the Proxy Statement.

Fairness Opinions

6.	After the parties enter into the amendment to the master transaction agreement, please revise the fairness opinions to reference the actual executed agreement, rather than the proposed amendment.

Response: The Company based its decision to enter into the Amendment to Master Transaction Agreement (the “Amendment”) in part on the fairness opinion that Morgan

January 12, 2009

Stanley & Co. Incorporated (“Morgan Stanley”) delivered to the Transaction Oversight Committee (the “Committee”) of the Company’s Board of Directors (the “Board”) and the fairness opinion that Merrill Lynch & Co. (“Merrill Lynch”) delivered to the Board in the form in which both fairness opinions are currently filed as Annexes to the Proxy Statement. As a result, both fairness opinions were by necessity delivered prior to the execution of the Amendment and therefore refer to a draft of the Amendment rather than the actual executed Amendment. The Company supplementally advises the Staff that the actual executed Amendment was substantively identical to the draft of the Amendment that was provided to Morgan Stanley and Merrill Lynch prior to both firms’ rendering their respective fairness opinions; the only difference between the two documents was that the actual executed Amendment was executed by the parties whereas the draft of the Amendment that was provided to Morgan Stanley and Merrill Lynch was not. The Company respectfully submits that revising the fairness opinions to reference the actual executed Amendment, rather than the proposed Amendment, would not provide investors with any additional information material to their decision to vote on the proposal to approve the issuance of the shares, warrants or warrant shares or otherwise improve the quality of the disclosure in the Proxy Statement and would not reflect the reality of what was in fact relied upon by the Committee and the Board in making their determinations.

* * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8277 or by fax at (415) 395-8095, Tad Freese by telephone at (650) 463-3060 or by fax at (650) 463-2600, or John Huber by telephone at (202) 637-2242 or by fax at (202) 637-3374 with any questions or comments you may have regarding this correspondence. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ Andrew S. Williamson
Andrew S. Williamson of LATHAM & WATKINS LLP

January 12, 2009

cc:	Derrick R. Meyer, Advanced Micro Devices, Inc.
Harry A. Wolin, Advanced Micro Devices, Inc.
Katy Wells, Advanced Micro Devices, Inc.
Faina Medzonsky, Advanced Micro Devices, Inc.
Tad J. Freese, Latham & Watkins LLP
John J. Huber, Latham & Watkins LLP